

Mail Stop 4720

February 18, 2016

<u>Via E-mail</u>
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: China Rapid Finance Limited**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 28, 2015**
> **CIK No. 0001346610**

Dear Dr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that the CBRC published a draft rule on December 28, 2015 that would place additional restrictions on peer-to-peer lenders, including the prohibition of taking deposits from the public, pooling investors' money or guaranteeing returns. Please update your disclosure to include a discussion of this new draft rule and how it may affect your business or explain to us why such information is not material to investors.

2.   We note your response to comment 2. However, it remains unclear whether you have protocols to ensure that your marketplace will not facilitate loan transactions with borrowers or investors located in the United States. While your response indicates that consumption loan borrowers are "highly unlikely to borrow Renminbi for short periods while overseas," it remains unclear whether a PRC citizen transiently visiting the United States would be prohibited from participating in loan transactions, either as a borrower or a lender, on your platform via mobile devices or online. Therefore, we reissue the comment.

3.   Please advise as to whether you anticipate being a "controlled company," as defined by NASDAQ or NYSE rules, as applicable, upon the completion of this offering. If so, please revise your disclosure, including providing an appropriate risk factor.

Summary of Historical Financial Information of our Company, page 13

4.   We note you disclose and discuss "gross transaction and service fees" on pages 13, 15, 73 to 76, 78, 79, 87 to 89, 103 and on the Unaudited Interim Consolidated Statements of Comprehensive Income before "Revenue" line items. We also note description (4) on page 15 that this amount represents the revenue line without customer acquisition incentives. Please address the following:

- Tell us whether the "transaction and service fees" revenue line item is net of anything other than customer acquisition incentives;

- Revise your presentation of the "gross transaction and service fee" and "customer acquisition incentive" line items to comply with the guidance in ASC 605-45-50-1;

- Revise the term "gross transaction and service fees" throughout your filing, for example to gross billings, to make it clear that it is not equivalent to revenues or any other financial metric that is presented in your financial statements; and

- Revise the disclosure throughout your filing to explain in detail why you believe "gross transaction and service fees" is a key operating metric that is an important indicator of your growth and business performance. Specifically, explain how an investor should evaluate this disclosure.

Summary Consolidated Balance Sheet Data, page 14

5.   Please revise to disclose cash and restricted cash separately for the periods presented.

6.   Please revise to disclose the liabilities from the risk reserve fund guarantee for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, pages 77 -78

7. Please address the following with respect to both your "Lifestyle" and "Consumption" loans facilitated:

 - Provide us with a schedule of the fees you charge, the payment terms of those fees, whether they are fixed or variable by payee (i.e., investor or borrower);

 - If there is no separate fee to opt into the safeguard program for lifestyle loans, tell us which fee described in response to the first bullet includes the safeguard program;

 - Tell us whether the investor is required to make monthly payments for account management services if the borrower is delinquent or in default on loan payments;

 - Confirm that the 1-2% and 16% of principal in the table on page 78 is the average transaction fee for the loans and tell us how you determine when to charge a higher or lower transaction fee;

 - Since the average interest rate paid by the borrower on a lifestyle loan is 14% in 2015 while the transaction fee is 16%, confirm that the transaction fee is a separate fee from the interest rate on the loan;

 - Confirm that the investor receives its return through the interest rate charged and tell us the amount of the interest rate, if any, that you retain as part of your fees;

 - Provide the average annual investment return on consumption loans compared to lifestyle loans; and

 - Include the average account management fees from your response to prior comment 15 in the table on page 78.

8. We note your disclosure on page 78 that one of the services you provide is assistance to investors in collecting loan payments from borrowers. Please tell us whether you or the investor makes the decisions related to default services and/or remediation processes. In addition, tell us how you considered the guidance in ASC 860-50 in your determination that you did not have a servicing asset or servicing liability related to your obligation to service the loans originated from your platform for your investors.

9. You disclose that consumption loans are made either using your proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on your marketplace. Please explain in greater detail how the historical repayment records and other behavior of the borrowers on your marketplace impact the

issuance of a consumption loan through your platform and provide you sufficient information to determine whether to include that loan on your platform.

Critical Accounting Policies

Revenue Recognition, page 83

10. You disclose for both lifestyle and consumption loans that you are not the legal lender or borrower in the loan origination and repayment process, therefore, you do not record loans receivable and payable arising from the loan between the investor and the borrower. Please provide us a copy of the legal agreements between you, the lender and/or borrower including the loan and safeguard program agreements. In addition, explain in detail the legal rights or obligations you, the borrower and investor have related to the transactions and cash flows facilitated through your platform. As part of this response also address the following:

- Would your creditors have claim against the loans facilitated through your platform in bankruptcy in all relevant jurisdictions?

- Does the investor have the legal right to collect funds directly from the borrower when the borrower is in default?

- Is the investor aware of the credit rating and the APR on every loan they invest in and if so, do they have any legal right to the full APR of the loan?

11. Please tell us amounts paid to the third party payment processors for the servicing of the borrower payments on facilitated loans in each of the periods presented.

12. We note your revenue recognition policy for "Lifestyle" loans and that you view both the investor and borrowers as your customer. You disclose that you allocate funds received from both the investor and borrower first to the Safeguard Program and then allocate the remaining to your loan matching and loan repayment service elements. Please address the following related to your revenue recognition policy for "Lifestyle" loans:

- If the transaction fee is paid by a different counterparty than the monthly repayment services, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605;

- Explain in greater detail how you identified the various deliverables once the contracts were combined and how you determined the best estimated selling price of the elements of the arrangements. Ensure your response also addresses the following:

  o How you determine the transaction fee for loan matching from borrowers versus the revenue for loan matching from investors;

        ○ Why you recognize revenue for loan matching and loan repayment over the term of the loan for investors; and

        ○ If the best estimated selling price is based on the costs incurred to deliver such services then provide us a breakout of the costs by deliverable and related line item(s) in the financial statement.

13.   We also note your revenue recognition policy for "Consumption" loans and that the recognition of revenue for the associated fees is contingent upon actual repayment from the borrower of the loan. Please address the following related to your revenue recognition policy for "Consumption" loans:

- If the transaction fee is paid by a different counterparty than the monthly repayment services, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605; and

- Explain in greater detail how you identified the various deliverables once the contracts were combined and how you determined the best estimated selling price of the elements of the arrangements.

Safeguard Program, page 84

14.   You disclose that contracts entered into prior to November 2013 did not specify the amounts to be contributed to the Safeguard Program so no receivables were recorded. Please revise to describe in detail any probable future economic benefits as a result of these past transactions and your contractual legal obligation for repayment of defaulted loans with respect to the investor protection services for the Safeguard Program funded prior to November 2013, at December 31, 2014 and September 30, 2015. In addition, explain how you determined the receivable related to the Safeguard Program is collectible and provide us with an example of how you record the receivable at loan inception.

15.   Please address the following with regard to the Safeguard Program:

- Tell us how you determine the initial upfront amount and subsequent amounts;

- Tell us and disclose whether the subsequent contribution amounts are adjusted to reflect changes in estimated default rate;

- If the amounts owed to the individual investors on this loan, exceeds the amount paid into the Safeguard Program to date for the related loan, address whether the company is liable for any excess amounts of unpaid interest and principle or is the payout to investor limited to the portion of the Safeguard Program contributions collected to date;

- Clarify in your disclosure whether the restricted cash account related to the Safeguard Program is available to all investors in the program or whether you legally obligated or chose to segregate the funds by investor or based on a first in, first out type of allocation? For example, if a loan is more than 180 days past due and the restricted cash balance is equal to the outstanding principal and unpaid interest of that loan, do you pay the related investor the remaining restricted cash so the balance goes to $0 even though there are still investors covered by the Program or does the investor receive only a portion;

- Disclose whether there is a limit on the period of time in which investors can receive monies from the safeguard reserve for unpaid interest and principal;

- If there are not sufficient funds, tell us and disclose how payments to investors are made and determined (e.g., pro-rata);

- Tell us and disclose whether the Safeguard Program contributions have to be returned if there is no loan default; and

- Disclose the actual default rates for each of the periods presented for each of the different borrower assigned categories. Disclose how the default rates compare to the average annualized contribution rates to the Safeguard Program for the periods presented.

16. Please revise to include aging and delinquency information for the Lifestyle loans facilitated for each of the periods presented so that an investor can ascertain your potential liabilities under the safeguard program. Please also revise to identify the amount of loans facilitated where the investor has opted into the Safeguard program.

Our Industry

Typical Borrower Acquisition Models, page 99

17. We note your disclosure of the typical borrower acquisition models and investor acquisition models in China. We also note you use the proprietary predictive selection technology model. Please tell us and revise to disclose which investor acquisition model you use.

Our Services, page 108

18.   We note your disclosure on page 110 that an investor has the right to select their own loans, however, almost all investors authorize you to accept loans on their behalf, as long as the loan fits within the investor's investment profile. We further note your response to comment 27 that for consumption loans you have an agreement that allows you to lend funds from the investor's account to borrowers for a minimum two-year period. Please tell us and revise your "Business" section disclosure to address the following:

- What are the investment profiles you offer and do you have the ability to select both lifestyle and consumption loans for investors?

- Is there only one investor for every loan facilitated on your platform?

- Does the account management fee charged to investors differ based on whether they or you select the loan(s) for investment or based on the investment period?

- Do all investors in consumption loans have a two-year minimum investment period? Are there minimum investment periods for investors in lifestyle loans and if so, what is the minimum investment period?

- What legal rights, if any, does an investor have to withdrawal their cash in an investment before the maturity date or minimum investment period date?

- Are there circumstances where you would buy a loan from an investor or pay it off before maturity date, other than under the Safeguard Program?

Credit Scoring, page 113

19.   Please clarify whether the credit scoring system described here and the table of lifetime default rate for all loans reaching maturity disclosed on page 114 is for both lifestyle and consumption loans. In addition, tell us whether an investor on your platform receives the information in the table on page 114 for each loan prior to investing.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Note (h) Safeguard Program, page F-39

20.   You disclose that at loan inception you record a Safeguard Program payable in accordance with ASC Topic 460 and the payable is measured at fair value. You also state that your obligation to make a payment under the Program is limited to the amount of the restricted cash at any point in time. You also state that you subsequently measure the payable based on a combination of a stand ready obligation and a contingent obligation. Please address the following related to this accounting policy:

- Tell us whether the recorded fair value of the payable at loan origination contemplates measurement of both the obligation to stand ready as well as the contingent obligation to make future payments as discussed in ASC 460-10-25-2;

- Explain why the unit of account for the stand-ready liability (i.e., loan-by-loan basis) is different from the contingent liability;

- Tell us how changes in the probability of loss of a loan post-origination are reflected in the Safeguard Program payable and the contributions received;

- Clarify when you recognize an expense subsequent to loan origination;

- Clarify whether the release from the underlying risk only results in revenue recognition of the stand-ready component or if there is also an impact to the contingent component;

- Indicate whether the underlying risk is eliminated if there is a payment made to the investor which is less than the total amount of unpaid interest and total unpaid principal amount owed;

- Tell us whether you include a profit margin in your determination of the Safeguard Program payable. If so, describe how the profit margin is determined and what it is (i.e., fixed percentage or amount) and if it has changed during the periods, why and by how much.

- Please tell us how the margin determined under ASC 460 is determined and factored into the determination of the fair value of the safeguard stand ready liability. Indicate whether the margin is a fixed percentage or amount and if it has changed, tell us why the margin has changed and the amount of any change.

21.   You disclose that the estimated default rate is based on actual historical loss experience of each score category. Please tell us the historical look-back period you use to calculate

the estimated default rate and what other factors you take into account in determining the ultimate loss rate for each loan. In addition, tell us the amount of payable you have recognized and the related balance of loans by score category.

22.   You disclose that the maximum potential amount you would be required to pay as determined under ASC 460 would be $17.7 million and $12.7 million at December 31, 2014 and September 30, 2015. Please tell us how you determined the maximum amount payable to lenders addressing the following:

- Whether it takes into account the amount set aside in the restricted cash balance of the Safeguard Program; and

- Does it represent the total expected losses for all loans that the company could be required to make? Alternatively, if this amount does not represent the total expected losses, please revise to disclose that amount.

23.   Please revise to disclose the following in accordance with ASC 460-10-50-4:

- The approximate term of the guarantee; and

- The amount of the contingent liability recorded under ASC 450-20-30.

24.   We note your reconciliation of the Safeguard Program payable on page F-40. Please separately disclose the amount of expense recorded subsequent to loan origination and the change in the liability as a result of release from underlying risk or expiration of guarantee.

Note (i) Revenue recognition – Incentives to Investors, page F-41

25.   We have reviewed your response to comment 27. Please address the following:

- As part of your assessment of probable future revenue, tell us how you consider the significant losses your subsidiary incurred when originating these types of loans and whether you provide consumption loan investors with information on these historical loss rates;

- Tell us whether the investor would ever have to repay the incentives received and if so, under what terms;

- Disclose what funds, if any, the investor provides upfront under the minimum two year commitment period or whether they are received over time. If the funds are received upfront, are they reflected in the balance sheet at any time during the two-year period and if so, under what circumstances and where on the balance sheet; and

- Disclose how often the evaluation of the recoverability of the deferred incentive occurs and whether any impairments have been recorded since program inception.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Kerry Shen
Alan Seem, Esq.